Exhibit 99.1

WNS Announces Board Authorization of ADS Repurchase Program

NEW YORK, NY and MUMBAI, INDIA, January 19, 2016 – WNS (Holdings) Limited (WNS) (NYSE:WNS) a leading provider of global Business Process Management (BPM) services, today announced that its Board of Directors has authorized a program to repurchase up to 3.3 million American Depositary Shares (“ADSs”), each representing one ordinary share, at a price range of $10 to $50 per ADS. The share repurchase program is subject to shareholders’ approval. WNS intends to convene an extraordinary general meeting of its shareholders in the fourth quarter of fiscal 2016 to seek shareholders’ approval of the share repurchase program. If shareholders approve the repurchase program, ADS’s may be purchased in the open market from time to time for a period of 36 months from the date of shareholders’ approval.

“WNS continues to deliver solid operating and financial performance, and believe we remain well positioned for long-term success in the BPM marketplace,” said Keshav R. Murugesh, WNS’s Chief Executive Officer. “We are committed to investing in our business to create long-term shareholder value, and believe that the ability to repurchase shares is an important component of an effective capital allocation strategy.”

WNS intends to fund the share repurchases through internal cash accruals. These repurchases will be made in compliance with the SEC’s Rule 10b-18, subject to market conditions, applicable legal requirements and other factors. The plan does not obligate the company to repurchase any specific number of shares and may be suspended at any time at management’s discretion. The company had 52.3 million ordinary shares outstanding as of December 31, 2015.

About WNS

WNS (Holdings) Limited (NYSE: WNS), is a leading global business process management company. WNS offers business value to 200+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics, Healthcare and Utilities. WNS delivers an entire spectrum of business process management services such as finance and accounting, customer care, technology solutions, research and analytics and industry specific back office and front office processes. As of December 31, 2015, WNS had 31,340 professionals across 39 delivery centers worldwide including China, Costa Rica, India, Philippines, Poland, Romania, South Africa, Sri Lanka, United Kingdom and the United States. For more information, visit www.wns.com.

Safe Harbor Statement

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and assumptions about our Company and our industry. Generally, these forward-looking statements may be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “seek,” “should” and similar expressions. These statements include, among other things, the discussions of our strategic initiatives and the expected resulting benefits, our growth opportunities, expectations concerning our future financial performance and growth potential. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; our ability to attract and retain clients; technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; the effects of our different pricing strategies or those of our competitors; and increasing competition in the BPM industry. These and other factors are more fully discussed in our most recent annual report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the US Securities and Exchange Commission (SEC) which are available at www.sec.gov. We caution you not to place undue reliance on any forward-looking statements. Except as required by law, we do not undertake to update any forward-looking statements to reflect future events or circumstances.